Exhibit 99.1
ENVOY CAPITAL GROUP INC. ANNOUNCES
SECOND QUARTER FISCAL 2007 RESULTS
$.07 Per Share Net Earnings in Second Quarter and $.15 YTD
Revenue in Quarter up 121%
TORONTO, ON — May 8, 2007 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its second quarter ended March 31, 2007. Highlights from the second quarter include:
•	Net earnings of $866,000 or $.07 per share (based on a weighted average of 13.3 million shares for the second quarter), an improvement of $1.3 million or $.10 per share over the same period last year.

•	Revenue of $3.8 million, an improvement of $2.1 million or 124%.

•	Both the Branding Segment, Watt International Inc. and the Merchant Banking Segment contributed to profitability.

•	9,139,615 shares repurchased in second quarter (46.5% of the outstanding shares) through the Substantial Issuer Bid (“Dutch Auction”) and the Normal Course Issuer Bid, resulting in 10.3 million shares issued and outstanding as at march 31, 2007.

•	Net book value per share of $4.55, as at March 31, 2007.

•	Completed a $415,000 private placement investment for 332,000 common shares at $1.25 per share plus warrants to purchase an additional 332,000 common shares at $1.50 per share in Mosquito Consolidated Gold Mines Inc. (“MSQ”) (TSX.V:MSQ), a mineral exploration and mine development company with a portfolio of precious and base metals projects.
Envoy recorded net earnings of $866,000 or $.07 per fully diluted share for the three months ended March 31, 2007, compared with a loss of ($435,000) or ($.02) per fully diluted share for the second quarter last year. This represents an improvement of $1.3 million, or $.10 per share, over the second quarter loss of last year.
For the six months ended March 31, 2007, net earnings were $2.5 million or $.15 per fully diluted share compared with a loss of ($1.6) million or ($.07) per fully diluted share for the same period last year. This represents an improvement of $4.1 million, or $.25 per share, over the six month loss incurred last year.
Watt International, Envoy’s Branding business, earned approximately $608,000 in the quarter on revenue of $2.9 million. “Watt is one of the world’s leading retail brand strategy and design agencies” said Geoff Genovese, Envoy President and CEO. “On the strength and reputation of the Watt brand in the marketplace, we continue to win business from new and existing clients, both domestically and internationally. Based on our growing revenue base from Dubai and the overall economic activity in that geographic region, Watt will establish a branch office in that city in order to capture more retail design business.”
Merchant Banking investment income for the quarter totaled $918,000. Based on a capital base of approximately $33 million, this represents a return of approximately 2.8% on the Merchant Banking assets during the quarter. The return on Merchant Banking assets over the first six months was 10.1%. Envoy’s Merchant Banking business earned approximately $500,000 in the second quarter, bringing the six month earnings for this business segment to $2.4 million. As this is the first year of operation for this business segment, there are no comparable earnings for the same period last year.
During the quarter, Envoy closed a $415,000 private placement investment in MSQ. The investment includes 315,000 common shares and 315,000 common share purchase warrants which entitle Envoy to acquire an additional 315,000 common shares at a price of $1.50 per share for a period of two years.
“We are very excited about our investment in MSQ” said Mr. Genovese. “MSQ has a number of very interesting projects under development and we like the fact that all of its projects are located in North America. Of particular interest to us are the ongoing drilling programs to confirm two potentially large Molybdenum deposits in Utah and Nevada. Molybdenum is a mineral that is in great demand and we believe investors are not yet aware of MSQ’s potential”.
Additional information on MSQ can be obtained on Envoy’s web site at www.envoy.to or by visiting MSQ’s website at www.mosquitogold.com.
During January of 2007, Envoy announced that it had purchased and cancelled 9,002,863 common shares pursuant to the modified Dutch Auction tender offer launched in fiscal 2006. During the second quarter, Envoy also repurchased and cancelled an additional 136,752 common shares pursuant to a Normal Course Issuer Bid. After giving affect to these two share buy back programs, Envoy had 10,288,947 shares outstanding as at March 31, 2007. This results in a net book value of $4.55 per share at that date.
“We are pleased with the results of our second quarter” said Mr. Genovese. “Our Merchant Banking Business is off to a good start, despite the stock market correction in February, and our Branding Business continues to perform well.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.
     Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to.
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to